

Mail Stop 3030

January 30, 2009

VIA U.S. MAIL and FACSIMILE

Mr. Michael R. Elia
Executive Vice President and Chief Financial Officer
Gerber Scientific, Inc.
83 Gerber Road West
South Windsor, Connecticut 06074

> RE: **Gerber Scientific, Inc.**
> **Form 10-K for the fiscal year ended April 30, 2008**
> **Filed June 27, 2008**
> **Form 10-Q for the quarter ended October 31, 2008**
> **Filed December 8, 2008**
> **File No. 1-05865**

Dear Mr. Elia:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended April 30, 2008

Item 11. Executive Compensation, page 44

Compensation Discussion and Analysis, page 20

1.   We note your statement on page 20 of the proxy statement that you incorporated
        by reference into your Form 10-K that you "do not specifically 'benchmark'
        [y]our executive compensation…." However, we note your comparative use of
        the "peer group" companies' compensation information and your conclusion on
        page 21 that the implementation of your three year plan is likely to "bring the
        long-term compensation component of total executive compensation into line
        with the market…." Additionally, we note that base salaries for executives are in
        part meant to "keep the…salary competitive for retention purposes," and that a
        salary increase for Mr. Giles was approved in part due to "the Hewitt data
        indicating that Mr. Giles's base pay and bonus were within market range." Since
        you appear to benchmark, please clarify in future filings the extent to which
        compensation decisions are derived from a comparison to peer companies.
        Specifically, please expand your disclosure to provide a discussion of what salary
        range you target at benchmarked companies, where actual payments fall within
        this targeted range, and to the extent that actual compensation was outside of this
        range, and an explanation of the reasons for this. Refer to Item 402(b)(2)(xiv) of
        Regulation S-K. Please also include a discussion as to how you benchmark for
        long-term equity incentive compensation. We note in this regard your disclosure
        on page 24 that equity grants in 2008 were determined based on "competitive
        market" information.

2.   We note your disclosure on page 20 that the compensation committee considers
        "relative pay between executive officers, given the complexity and importance of
        their responsibilities" as a factor in setting executive compensation. In future
        filings, please explain the reasons for the differences in the amounts of
        compensation awarded to named executive officers. We refer you to Release 33-
        8732A, Section II.B.1. For example, we note the disparity between your chief
        executive officer's compensation and that of the other named executive officers.
        In future filings, please provide a more detailed discussion of how and why your
        chief executive officer's compensation differs from that of the other named
        executive officers. See Item 402(b)(2)(vii) of Regulation S-K.

3.   We note from your discussion under "2008 Annual Incentive Compensation Plan"
        on page 22 of the proxy statement that you have not disclosed the specific targets
        to be achieved in order for your named executive officers to earn their respective
        annual incentive payments under the 2008 Annual Incentive Compensation Plan
        in reliance on Instruction 4 to Item 402(b). We further note your statements that

revealing such information would be "helpful" to competitors and would provide them with "an advantage." Please provide us with a detailed analysis supporting your conclusion that the information is not required to be disclosed, applying the established standards for what constitutes confidential commercial or financial information, the disclosure of which would cause competitive harm. Refer to Question 118.04 of the Regulation S-K Compliance and Disclosure Interpretations, available on our website at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

Consolidated Statement of Operations, page 50

4.   We refer to the profit on disposal of property and equipment of $2.3 million in the fiscal year ended April 30, 2008. We generally believe that gains and losses resulting from write-down or sale of assets previously used in operations should be classified as operating items in the income statement. This treatment appears consistent with the guidance prescribed by SFAS 144, as well. Accordingly, in future filings please classify these items in the operating section of the income statement, or advise us why you consider the present classification appropriate. This comment also applies to your quarterly filings.

Notes to Consolidated Financial Statements, page 54

Note 1 Summary of Significant Accounting Policies, page 54

Revenue Recognition – Product Sales, page 55

5.   We note that the SAB 104 conditions are "generally" met at the time of shipment Please explain the nature of the conditions that are not met at the time of shipment and clarify your revenue recognition policy in future filings.

6.   In this regard, we note that customer acceptance provisions are "generally" not "substantive" in nature.
   - Please explain what you mean by "generally not substantive."
   - Describe all remaining installation obligations and explain your reasons for concluding that they are not essential to the functionality of the equipment.
   - Describe any contractual acceptance provisions you have with the customer.
   - Document for us how you have met the criteria outlined in SAB 104 to recognize revenue.

Return Policy – page 56

7.   We note you indicate for certain product sales where the right of return exists, you apply the provisions of SFAS 48. Please tell us and revise future filings to disclose your accounting policy. Specifically, in future filings, please describe the criteria for recognizing revenue when the right of return exists rather than merely referring to the accounting literature.

8.   In this regard, we note on page 38, that you have financing arrangements to assist customers in obtaining leases to purchase your products. We also note that these leases have terms ranging from two to six years and include recourse provisions. Please describe for us the material terms for these arrangements and clarify your revenue recognition policy.

Form 10-Q for the Quarter Ending October 31, 2008

Notes to Consolidated Financial Statements, page 7

Note 4. Acquisitions, page 7

9.   We note that in September 2008 you completed the acquisition of Virtek Vision International, Inc. We assume that the acquired company does not meet the significance criteria set forth under Rules 3-05 (b) and 11-01 (b) of Regulation S-X. Please confirm, and provide all tests of significance and all supporting calculations.

        As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please submit your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Dennis Hult, Staff Accountant, at (202) 551-3618 or myself at (202) 551-3554 if you have questions regarding comments on the financial statements and related matters. Please contact Celia Soehner at (202) 551-3463 or Mary Beth Breslin at (202) 551-3625 with any other questions.

Sincerely,

Angela J. Crane
Accounting Branch Chief